

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2017

<u>Via E-mail</u>
Jean-Georges Malcor
Chief Executive Officer
CGG
Tour Maine Montparnasse
33, avenue du Maine
75015 Paris France

> **Re: CGG**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed May 1, 2017**
> **File No. 1-14622**

Dear Mr. Malcor:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>We are subject to risks related to our international operations, page 10.</u>

1. You state that you have current and ongoing relationships with customers in countries designated by the U.S. government as state sponsors of terrorism. You told us in your letter to us dated July 10, 2014 that you had operations in Sudan and Syria. Sudan and Syria are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria since your letter, whether through subsidiaries, joint ventures or other direct or indirect arrangements. You should describe any goods, technology, technical data or services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

2. Please tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
        Assistant Director
        Division of Corporation Finance